UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
The 401(k) Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Investments at fair value:
Interest in common collective trusts	$91,220,421	$67,393,724
Interest in registered investment companies	46,906,166	36,424,494
Interest in synthetic investment contracts	40,782,215	40,477,354
Corporate common stocks	26,747,190	14,275,199
Participant loans	13,320,262	11,991,160
Interest-bearing cash and cash equivalents	4,418,272	3,545,678

Total investments at fair value	223,394,526	174,107,609

Contribution receivable	1,481,354	597,543

Net assets available reflecting investments at fair value	224,875,880	174,705,152
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(425,521)	2,632,531

Net assets available for benefits	$224,450,359	$177,337,683

See accompanying notes.

The 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008
Contributions:
Employer	$6,838,483	$7,166,285
Employee	13,397,141	17,914,555
Rollovers	724,619	—

Total contributions	20,960,243	25,080,840

Investment income (loss):
Net gain (loss) from interest in common collective trusts	16,475,142	(27,643,194)
Net gain (loss) on corporate common stocks	12,400,208	(23,379,924)
Net gain (loss) from interest in registered investment companies	11,668,069	(20,562,247)
Interest income	1,351,450	1,637,214
Other income	1,807,191	1,157,569

Total investment income (loss)	43,702,060	(68,790,582)

	64,662,303	(43,709,742)

Distributions to participants	(17,004,340)	(15,761,379)
Administrative expenses and other, net	(545,287)	(1,350)

	(17,549,627)	(15,762,729)

Net increase (decrease) in net assets available for benefits	47,112,676	(59,472,471)
Net assets available for benefits at beginning of year	177,337,683	236,810,154

Net assets available for benefits at end of year	$224,450,359	$177,337,683

See accompanying notes.

The 401(k) Plan
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
Qualifying employee contributions are partially matched by the respective employing companies that are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). Depending upon the particular employing company and the bargained or non-bargained status of the employee, the employer matching contribution percentages vary from 50% to 100% of the employee contributions. Employer matching contributions under the Plan are further subject to maximum match percentages ranging from 3.5% to 7% of pay, and some matches are subject to a flat $1,000 annual limit.
Employees at certain employing companies receive an employer contribution, regardless of the employee’s own deferral rate, consisting of either (a) 6.5% of the employee’s compensation, or (b) a contribution based upon hours worked, which ranges from $0.25 per hour to $0.50 per hour.
An employer flat annual dollar contribution may also be paid into the Plan based upon the employee’s years of service, which ranges from $100 for 0 to 4 years of service up to $2,500 for 35 or more years of service depending upon: (a) the particular employing company, (b) the bargained or non-bargained status of the employee, (c) the employee’s date of hire, and/or (d) the employee maintaining a minimum deferral rate of 2%.
The specific conditions and criteria governing eligibility for the various employer contributions are set forth in the plan documents.
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants are fully vested in their entire participant account balance, except that those employees receiving an employer contribution of 6.5% of their compensation regardless of their own deferral rate, vest in such 6.5% contributions upon completing three years of service.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

	Years Ended December 31
	2009	2008

Average yields:
Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	December 31
	2009	2008

Allegheny Technologies Incorporated common stock	$26,747,190	$14,275,199
State Street Global Advisors S&P 500 Flagship SL Fund	26,448,747	23,473,321
State Street Global Advisors Target Retirement Income 2015 SL Series Fund*	12,618,825	8,750,342
Alliance Bernstein Small Mid Cap Value Fund*	12,369,537	7,473,395

*	Prior year presented for comparative purposes only
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2009	2008

Monumental Life Ins. Co. Constant Duration SIC	$11,823,749	$11,441,392
Rabobank Constant Duration SIC	11,542,271	11,170,921

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in common collective trusts (a)	$—	$91,220,421	$91,220,421
Interest in registered investment companies (c)	46,906,166	—	46,906,166
Interest in synthetic investment contracts (b)	—	40,782,215	40,782,215
Corporate common stock (d)	26,747,190	—	26,747,190
Participant loans	—	13,320,262	13,320,262
Interest-bearing cash and cash equivalents	4,418,272	—	4,418,272

Total assets at fair value	$78,071,628	$145,322,898	$223,394,526

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

a)	This class includes approximately 69% target date funds, 29% U.S. equity funds, 1% non-U.S. equity funds, and 1% fixed income funds.

b)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial-mortgage backed securities, and 26% asset-backed securities.

c)	This class includes approximately 42% U.S. equity funds, 19% non-U.S. equity funds, 19% balanced funds, and 20% fixed income funds.

d)	Comprised of ATI common stock

December 31, 2008	Level 1	Level 2	Total

Interest in common collective trusts (a)	$—	$67,393,724	$67,393,724
Interest in synthetic investment contracts (b)	—	40,477,354	40,477,354
Interest in registered investment companies (c)	36,424,494	—	36,424,494
Corporate common stock (d)	14,275,199	—	14,275,199
Participant loans	—	11,991,160	11,991,160
Interest-bearing cash and cash equivalents	2,758,222	787,456	3,545,678

Total assets at fair value	$53,457,915	$120,649,694	$174,107,609

a)	This class includes approximately 63% target date funds, 35% U.S. equity funds, 1% non-U.S. equity funds, and 1% fixed income funds.

b)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

c)	This class includes approximately 42% U.S. equity funds, 18% non-U.S. equity funds, 20% balanced funds, and 20% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.

The 401(k) Plan
Notes to Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2008
Net assets available for benefits per the financial statements	$177,337,683
Deemed distribution of benefits to participants	(207,987)

Net assets available for benefits per the Form 5500	$177,129,696

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$17,004,340
Less: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(207,987)

Benefits paid to participants per the Form 5500	$16,796,353

The 401(k) Plan
EIN: 25-1792394   Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$4,418,272
Adjustment from fair to book value	812

$4,419,084

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$12,369,537
American Funds Europacific Growth Fund	8,635,811
American Funds Growth Fund of America	8,866,787
Vanguard Inflation Protected Securities Fund	302,648
Vanguard Total Bond Index Fund	8,851,636
MFS Value Fund	3,046,562
MSIF Small Company Growth Fund	4,393,664
Federated Money Market Fund	42,379

46,509,024

Self-directed accounts
Cash Balance Liability	(23)
Ultrabull Profound Investor Shares	65,000
Artisan Mid-Cap Value Fund	15,718
Columbia Energy and Natural Resources Fund Class Z	50,664
Longleaf Partners Fund	29,830
Short Nasdaq-100 Profound (Investor Shares)	5,669
Short Real Estate Profound Investor Shares	6,368
Ultrashort China Profound Investor Shares	4,199
Ultrashort Emerging Markets Profound Investor Shares	4,319
Basic Materials Ultrasector Profound Investor Shares	11,601
Ultrashort Nasdaq-100 Profound Investor Shares	3,590
Precious Metals Ultrasector Profound Investor Shares	9,569
Vanguard Health Care Fund	43,897
Vanguard High Yield Corporate Bond Fund	13,202
Vanguard Windsor II	7,430
Dodge & Cox Income Fund	14,846
Dodge & Cox Stock Fund	24,508
Dreyfus Emerging Markets Fund	4,578
Dreyfus Mid-cap Value Fund	1,709
Dreyfus Technology Growth Fund Class A	2,762
Goldman Sachs Commodity Strategy Fund	5,259
Oakmark Int’l Fund	1,941
Rydex Nasdaq-100 2X Strategy Fund Class H	145
Wells Fargo Advtg Specialized Tech Fund Investor Class	704
T. Rowe Price Global Technology	26,151
Vanguard Primecap Fund	43,506

Total self-directed accounts	397,142

Total registered investment companies	$46,906,166

The 401(k) Plan
EIN: 25-1792394   Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Corporate Common Stock
Allegheny Technologies Incorporated common stock*	$26,747,190

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$979,952
Adjustment from fair to book value	(14,108)
State Street Global Advisors Target Retirement Income SL Series Fund	3,055,484
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	7,150,222
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	12,618,825
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	10,126,923
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	10,250,933
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	6,851,158
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	5,510,693
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	3,992,364
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	3,033,745
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	308,113
State Street Global Advisors S&P 500 Flagship SL Fund	26,448,747
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	893,262

$91,206,313

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$397,519
CMBS, BACM 2005-3 A3A	477,250
Freddie Mac, FHR 2627 BU	47,189
Freddie Mac, FHR 2640 TL	127,412
Freddie Mac, FHR 2715 ND	201,507
Freddie Mac, FHR 2760 EB	223,930
Freddie Mac, FHR 2786 PC	128,579
Freddie Mac, FHR 2865 PQ	511,220
Freddie Mac, FHR 2866 XD	589,347
Freddie Mac, FHR 2870 BD	380,815
Freddie Mac, FHR 2888 OW	280,827
GNMA Project Loans, GNR 06-51 A	430,920
Auto Valet 2008-2 A3A	606,624
Bank of America, N.A. Wrap contract	(144,482)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	4,258,657

Auto, BASAT 06-G1 A4	246,484
CMBS, CDCMT 2002-FX1D1895488.82	402,859
Rate Redu Bonds, CNP 05-1 A2	525,384
Freddie Mac, FHR 2631 LB	141,697
Freddie Mac, FHR 2681 PC	224,833
Freddie Mac, FHR 2778 KR	118,530
Freddie Mac, FHR 2981 NB	456,183
Freddie Mac, FHR 2891 NB	401,472
CMBS, MLMT 05-CIP1 A2	770,328
CMBS, MLMT 05-CKI1 A2	387,503

The 401(k) Plan
EIN: 25-1792394   Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

CMBS, CD05-CD1 A2 FX	193,281
State Street Bank Wrap contract	(100,817)

State Street Bank Fixed Maturity Synthetic Contract 105028	3,767,737

CMBS, BSCMS 05-T18 A2	281,760
Freddie Mac, FHR 2663 ML	278,396
Freddie Mac, FHR 2763 PC	313,876
Freddie Mac, FHR 2921 NV	268,488
Freddie Mac, FHR 2934 OC	400,557
CMBS, JPMCC 05-LDP2 A2	326,366
Natixis Financial Products Wrap contract	(27,315)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	1,842,128

Total Fixed Maturity Synthetic Contracts	$9,868,522

Variable Rate Synthetic Contracts
Natixis Financial Products	$796,055
Natixis Wrap contract	(27,456)

Total Variable Rate Synthetic Contracts	$768,599

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$1,127,863
BlackRock, 1-3 Year Credit Bond Index Fund	1,789,431
BlackRock, Asset-Backed Sec Index Fund	3,576,178
BlackRock, Comm Mortgage-Backed Sec Fund	900,345
BlackRock, Int Term Credit Bond Index Fund	1,190,623
BlackRock, Int Term Government Bond Index Fund	764,292
BlackRock Global Investors, Long Term Government Bond Index Fund	169,482
BlackRock, Mortgage-Backed Sec Index Fund	2,358,515
Monumental Life Ins. Co. Wrap contract	(52,980)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	11,823,749

BlackRock, 1-3 Year Government Bond Index Fund	1,099,032
BlackRock, 1-3 Year Credit Bond Index Fund	1,743,688
BlackRock, Asset-Backed Sec Index Fund	3,484,765
BlackRock, Comm Mortgage-Backed Sec Fund	877,331
BlackRock, Int Term Credit Bond Index Fund	1,160,187
BlackRock, Int Term Government Bond Index Fund	744,755
BlackRock, Long Term Government Bond Index Fund	165,150
BlackRock, Mortgage-Backed Sec Index Fund	2,298,226
Rabobank Wrap contract	(30,863)

Rabobank Constant Duration Synthetic Contract ATI060301	11,542,271

BlackRock, 1-3 Year Government Bond Index Fund	607,311
BlackRock, 1-3 Year Credit Bond Index Fund	963,540
BlackRock, Asset-Backed Sec Index Fund	1,925,634
BlackRock, Comm Mortgage-Backed Sec Fund	484,801

The 401(k) Plan
EIN: 25-1792394   Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

BlackRock, Int Term Credit Bond Index Fund	641,104
BlackRock, Int Term Government Bond Index Fund	411,542
BlackRock, Long Term Government Bond Index Fund	91,260
BlackRock, Mortgage-Backed Sec Index Fund	1,269,969
State Street Bank Wrap contract	(28,312)

State Street Bank Constant Duration Synthetic Contract 107073	6,366,849

Total Constant Duration Synthetic Contracts	$29,732,869

Participant loans* (4.00% to 9.50%, with maturities through 2024)	$13,320,262

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
THE 401K PLAN

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)